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                               June 24, 2024

       Brian S. Peay
       Chief Financial Officer
       American Healthcare REIT, Inc.
       18191 Von Karman Avenue, Suite 300
       Irvine, CA 92612

                                                        Re: American Healthcare
REIT, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Form 8-K filed May
13, 2024
                                                            File No. 001-41951

       Dear Brian S. Peay:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed May 13, 2024

       Exhibit 99.1, page 9

   1. We note your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and
amortization. Please revise in future filings to ensure that measures calculated
differently from EBITDA are not characterized as EBITDA and have titles that are
distinguished from "EBITDA", such as "Adjusted EBITDA". Reference is made to Question 103.01
of the Compliance & Disclosure Interpretations for Non-GAAP
                                                        Financial Measures.
   2. Please tell us and disclose in future filings the reasons why management believes that the presentation of
certain non-GAAP financial measures (e.g. Cash NOI, Pro-Rata Cash
                                                        NOI, Same-Store NOI,
EBITDA and Adjusted EBITDA) provides useful information to
                                                        investors regarding the
registrant's financial condition and results of operations. Refer to
                                                        Item 10(e)(1)(i)(C) of
Regulation S-K.
 Brian S. Peay
American Healthcare REIT, Inc.
June 24, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 with any questions.



FirstName LastNameBrian S. Peay                           Sincerely,
Comapany NameAmerican Healthcare REIT, Inc.
                                                          Division of
Corporation Finance
June 24, 2024 Page 2                                      Office of Real Estate
& Construction
FirstName LastName